STATEMENT OF FINANCIAL CONDITION

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
March 31, 2018
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Worldwide Plaza, 309 West 49th Street
(No. and Street)

New York	NY	10019-7316
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laure Richmond, 212-310-4307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laure Richmond _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet, LLC _____ , as of March 31st _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Financial Officer, Instinet, LLC
_____
Title

_____
Notary Public

Taileen Joa
Notary Public -State of New York
01J06229951
Qualified in New York County
My Commission Expires 25 Oct 2018

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2018

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

Member of
Instinet, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Instinet, LLC (the "Company") as of March 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.
New York, New York
May 24, 2018

1

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2018
(in thousands)

Assets

Cash and cash equivalents	$	8,140
Restricted cash		6,100
Cash segregated in compliance with federal regulations		5,000
Securities borrowed		117,992
Receivable from broker-dealers and clearing organizations		284,382
Receivable from customers		120,993
Transaction fees and other receivables, net of a $193 allowance		50,662
Deferred tax assets		6,072
Receivable from affiliates		7,015
Other assets		14,564
Total assets	$	620,920

Liabilities and member's equity

Securities loaned	$	36,250
Payable to broker-dealers and clearing organizations		137,460
Payable to customers		88,354
Accounts payable		44,177
Accrued compensation		41,109
Payable to affiliates		19,989
Accrued expenses and other liabilities		27,839
Total liabilities		395,178

Commitments and contingent liabilities (See note 8)

Total member's equity		225,742
Total liabilities and member's equity	$	620,920

See accompanying notes to the Statement of Financial Condition.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Statement of Financial Condition

March 31, 2018

1. Nature of Business

Instinet, LLC ("Instinet" or the "Company") is an electronic agency focused securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional clients and broker-dealers for the execution of securities orders in global market centers or with other clients. The Company offers commission management services. The Company also offers market research services to its clients and non-Instinet affiliates. Instinet settles and clears transactions with clients at prime brokers and custodian banks, but does not offer prime brokerage or custody services.

Instinet is a limited liability company and wholly owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holdings, Inc. ("NHI").

On August 11, 2017, IHI acquired BlockCross ATS business ("BlockCross") from State Street Corporation. BlockCross is an Alternative Trading System ("ATS") targeted for buy-side traders and block trading orders. IHI is operating BlockCross out of Instinet; therefore, related revenues and expenses were recorded by the Company.

The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated examining authority.

Further, Instinet is an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

Additionally the Company is a member of BOX Options Exchange LLC, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe C2 Exchange, Inc, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Chicago Stock Exchange, Investors' Exchange LLC, MIAX PEARL, LLC, Miami International Securities Exchange, LLC, NYSE American, LLC, NYSE Arca, Inc., Nasdaq BX, Inc., Nasdaq GEMX, LLC, Nasdaq ISE, LLC, Nasdaq MRX, LLC, Nasdaq PHLX LLC, Nasdaq Stock Market, New York Stock Exchange.

2. Significant Accounting Policies

Accounting Developments

Stock Compensation

In March 2016, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") 2016-09, *Improvements to Employee Share-Based Payment Accounting* ("ASU 2016-09"). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. The Company adopted ASU 2016-09 effective April 1, 2017 and the Company has determined that ASU 2016-09 has no material impact on the statement of financial condition.

In May 2017, the FASB issued ASU 2017-09, *Scope of Modification Accounting* ("ASU 2017-09")*, which amends the scope of modification accounting for share-based payment arrangements, and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718, *Compensation – Stock Compensation ("ASC 718)*. ASU 2017-09 is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017, with early adoption permitted. The Company early adopted ASU 2017-09 effective April 1, 2017 and the Company has determined that it has no material impact on the statement of financial condition.

Revenue Recognition

In May 2014, the FASB issued ASC 606, *Revenue from Contracts with Customers* ("ASC 606") as well as amendments to other pronouncements, including ASC 350, *Intangibles—Goodwill and Other*, and ASC 605-35, *Revenue Recognition—Construction-Type and Production-Type Contracts* through issuance of ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). ASU 2014-09 replaces existing revenue recognition guidance in ASC 605, *Revenue Recognition* and certain other industry-specific revenue recognition guidance and specifies the accounting for certain costs to obtain or fulfill a contract with a customer and provides recognition and measurement guidance in relation to sales of non-financial assets. The core principle of ASU 2014-09 is to account for the transfer of goods or services to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. In March 2016, FASB issued ASU 2016-08, *Principal versus Agent Considerations*, which further clarifies how an entity should identify the unit of accounting for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangement.

4

2. Significant Accounting Policies (Continued)

The Company will adopt ASU 2014-09 from April 1, 2018 using the modified retrospective method and anticipates that certain transaction fees currently presented on a gross basis will instead be presented net of soft dollar expense. Based on implementation work to date, the Company does not expect that the ASU will have a material impact on the statement of financial condition, although the Company expects to make additional disclosures.

Income Taxes

In November 2015, the FASB issued Accounting Standards Update 2015-17 ("ASU 2015-17"), Income Taxes - Balance Sheet Classification of Deferred Taxes. The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for public business entities, for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company has adopted ASU 2015-17 effective April 1, 2017 and the Company has determined that it has no material impact on the statement of financial condition.

Accounting Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates used in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents (including Restricted Cash)

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2018, restricted cash is comprised of $6.1 million invested in money market mutual fund defined under Rule 2a-7 of the Investment Company Act of 1940 and this money market deposit is held at one major U.S. financial institution which, at times, may exceed federally insured limits. As this money market fund is valued based on quoted net asset values, the carrying value of this instrument at March 31, 2018 approximated fair value.

Restricted Cash

The Company has $6.1 million of restricted cash fully securing four letters of credit. These letters of credit were issued by a diversified U.S. financial institution on behalf of the Company to secure certain of the Company's customers' soft dollar credit balances, only in the event of the

2. Significant Accounting Policies (Continued)

Company's bankruptcy or default. These letters of credit have final expiration dates of June 30, 2018 for $1.5 million and December 31, 2018 for $3.0 million, $1.0 million and $0.6 million. At March 31, 2018, no amounts had been drawn under any of the letters of credit. The Company expects the letters of credit to be renewed.

Cash Segregated in Compliance with Federal Regulations

The Company had $5.0 million in cash at March 31, 2018 segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received in accordance with ASC 860, *Transfers and Servicing*. Securities borrowed and securities loaned transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash with the lender or to receive cash from the borrower. The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party.

The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of the fair value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that typically exceeds the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

When the Company borrows securities, it provides cash to the lenders as collateral and earns interest income. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest expense.

Receivable From and Payable to Customers

Amounts receivable from and payable to customers include amounts due on delivery versus payment/receipt versus payment customer fails transactions and are reported on a settlement-date basis, in accordance with ASC 940, *Financial Services – Broker and Dealers* ("ASC 940").

Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition.

2. Significant Accounting Policies (Continued)

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables are reported net of an allowance for doubtful accounts of $193 thousand. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, and age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. $38 thousand are related to prepaid soft dollar balances and $155 thousand are related to trade receivables.

Accrued expenses and other liabilities

Accrued expenses and other liabilities include brokerage, clearing and exchange fees liabilities of $12.8 million, rebates due to customers of $4.2 million, market data, connectivity and telecommunication liabilities of $6.1 million, and other general accruals of $1.6 million.

Transaction Fees

Transaction fees are generated by customers trading securities and are charged on a per share basis. Consideration for market research provided to the Company's client is included in transaction fees. Transaction fees are recorded on a trade-date basis.

Rebates from Market Centers and Exchanges and Rebates to Customers and Broker-Dealers

Instinet records rebates from market centers and exchanges that relate to credits received in consideration for posting transactions into their order books. These credits are accounted for on a trade-date basis in income.

At the same time, when clients provide liquidity to market centers through Instinet, they may also receive credits, which are accounted for as an expense on a trade-date basis.

Broker Neutral Revenues

Broker neutral revenues are generated from the Company's clients using the Company's trading system or algorithms and executing with various brokers. Revenues are charged as a recurring fee and recorded when realized or on a per share basis and recorded on a trade-date basis.

2. Significant Accounting Policies (Continued)

Research Revenues

Instinet records research revenues related to commission sharing agreements ("CSA"), research payments received from third party customers as well as revenues received for services provided to the Company's non-Instinet affiliates. Research revenues are recognized when realized.

Soft Dollar Arrangements

Customers are permitted to allocate a portion of their gross commissions to pay for research products and other qualifying services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. A significant portion of the

Company's transaction fee revenue is the result of trading activity executed under such arrangements. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received.

Soft dollar expense primarily relates to the accrual for third-party research products (to be directed to various vendors by the Company's underlying customers) and is recorded on a trade-date basis. The Company reports its transaction fee revenue from soft dollar customers gross of its soft dollar expense, as it is the primary obligor under such arrangements.

Instinet recorded $4.8 million of prepaid soft dollar expenses, net of an allowance for doubtful accounts of $38 thousand, included in transaction fees and other receivables, net on the statement of financial condition. The Company also recorded $42.6 million of accumulated soft dollar credits in accounts payable which includes the T*Share program on the statement of financial condition.

Under its T*Share program, the Company arranges for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses at the Company. Participating brokers reach an agreement with Instinet to transfer trading and commission data, as needed. The Company recorded a receivable of $22.5 million from executing brokers in transaction fees and other receivables, net and a corresponding payable in accounts payable on the statement of financial condition related to the T*Share program.

Membership in Depository Trust & Clearing Corporation ("DTCC"), at Cost

The Company's membership in DTCC represents ownership interests and provides the Company the right to conduct business as a clearing broker. At March 31, 2018, Instinet recorded $6.9 million in other assets on the statement of financial condition. The ownership interests are recorded initially at cost or a lesser amount if there is an other-than-temporary impairment in

2. Significant Accounting Policies (Continued)

value in accordance with ASC 940. At March 31, 2018, management has concluded that an other than temporary impairment has not occurred on any such ownership interests.

Clearing, Brokerage and Exchange Fees

Clearing, brokerage and exchange fees relate primarily to the fees charged by market centers or regulators for trading and clearing transactions, and the costs incurred for market data content for U.S.-based clients. Trading-related costs are recorded on a trade-date basis.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are re-measured into the U.S. dollar equivalents using period-end spot foreign exchange rates while income and expenses are re-measured at the average foreign exchange rates during the year. Gains and losses resulting from foreign currency re-measurement are included in income or expense as applicable.

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies.

The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. All derivative instruments are presented at their fair value. At March 31, 2018, the Company recorded $70 thousand in receivable from broker-dealers and clearing organizations and $70 thousand in payable to broker-dealers and clearing organizations in the statement of financial condition to reflect the fair value of the derivatives. The notional of the open contracts amount to $13.3 million.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more of likely than not being sustained. These

2. Significant Accounting Policies (Continued)

income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of March 31, 2018, the Company did not identify any unrecognized tax benefits and/or related interest and penalties that should be recorded with respect to its tax positions in accordance with ASC 740-10.

The "Tax Cuts and Jobs Act" ("The Act"), was signed into law by the President on December 22, 2017. SEC Staff Accounting Bulletin No. 118 (" SAB 118"), has provided guidance for companies that have not completed their assessment of the income tax effects of The Act in the period of enactment, allowing for a measurement period of up to one year after the enactment date to finalize the recording of the related tax impacts. As of March 31, 2018, the Company has made reasonable estimates that are provisional in nature and are subject to potential adjustment during the measurement period ending no later than December 2018. While the impact of the tax reform described above was calculated to reflect the available information, the amount is an estimate. The Company anticipates that modifications may be required to the estimate as a result of (i) changes in the Company's calculations based on updated information, (ii) changes in the Company's interpretations and assumptions, (iii) updates from issuance of future legislative guidance and (iv) actions the Company may take as a result of the tax reform.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of March 31, 2018, consist of the following:

In $000	Receivable	Payable
Securities failed-to-deliver/receive	$ 49,649	$ 126,042
Clearing deposits	169,778	-
Trade-date receivable/payable, net	64,724	10,107
Fees and other receivable/payable	231	1,311
	$ 284,382	$ 137,460

Securities failed-to-deliver/receive represents the contract value of securities which have not been delivered or received by the Company on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations (Continued)

Clearing deposits are required by clearing organizations to clear and settle transactions. The Company provides additional deposits as requested by clearing organizations.

Trade-date receivable/payable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net by security of all such transactions with clearing organizations as a receivable or a payable.

Fees and other receivable/payable relates to open derivatives positions and suspense accounts.

4. Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. In connection with its securities borrowing activities at March 31, 2018, the Company obtained securities with a fair value of $115.8 million of which $75.5 million have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs. At March 31, 2018, the Company pledged securities to securities loaned transactions that can be sold or repledged by the third party with a fair value of $36.1 million.

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. The following table presents information about offsetting of these transactions in the statement of financial condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default:

in $000	Securities Borrowed	Securities Loaned
Gross Balance	$ 117,992	$ 36,250
Amounts offset in the statement of financial condition	-	-
Net amounts presented in statement of financial condition	117,992	36,250
Amounts not offset in the statement of financial condition (1)		
Financial instruments	(115,842)	(36,138)
Cash collateral	-	-
Net Amount	2,149	112

(1) Represents amounts which are not permitted to be offset on the face of the statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

11

5. Deferred Compensation

Some of the Company's employees were granted cash settled deferred compensation awards based on NHI stock or a broad equity index.

Types of awards granted included Notional Stock Units ("NSU") and Collared Notional Stock Units ("CSU") which are both based on the value of NHI stock, and Notional Indexed Units ("NIU") which are based on the value of the MSCI Daily TR Net World USD Fund (ticker: NDDUWI:IND).

Awards issued vest over a specified period of time and are payable to the holder in cash as full settlement within thirty days of the vest date. The vesting schedule of awards outstanding during the current year is as follows:

FY2012 awards – NSUs vesting annually in equal increments over a three or five year period beginning April 30, 2013 and CSUs and NIUs vesting quarterly in equal increments over a three or five year period beginning June 30, 2012.

FY2014 awards – NSUs vesting annually in equal increments over a three year period beginning April 30, 2015 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2014.

FY2015 awards – NSUs vesting annually in equal increments over a three year period beginning April 30, 2016 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2015.

FY2016 awards- NSUs vesting annually in equal increments over a three year period beginning April 30, 2017 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2016.

FY2017 awards- NSUs vesting annually in equal increments over a three year period beginning April 30, 2018 and CSUs and NIUs vesting quarterly in equal increments over a three year period beginning June 30, 2017.

Deferred awards granted since May 2013 include Full Career Retirement ("FCR") provisions which permit recipients of these awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within the Nomura group are met, provided the retiring or resigning employee does not work in the financial industry. The related deferred award amortization expense of an employee eligible for FCR is fully recognized over the first eleven months from issuance if the employee's FCR date has passed. Otherwise, the award's amortization period is over a longer period of time based on FCR Date criteria but not to exceed the recipient's FCR Date.

5. Deferred Compensation (Continued)

Effective with the issuance of FY2015 deferred awards, employees who are FCR eligible have to submit a formal notification to Nomura of an election to retire during a specific window. If notification is received and approved within that window, the related deferred award amortization expense for those awards just issued covering the prior fiscal year will be fully recognized at issuance. A resignation/retirement subsequent to the window and prior to the next year's FCR application window opening on May 1, 2019 would result in the forfeiture of any outstanding unvested FY2018 deferred awards.

The Company's ultimate payment to settle deferred awards is contingent on the fair value calculation at the vesting date for the respective award.

As of March 31, 2018, the Company recorded a payable of $15.0 million in accrued compensation on the statement of financial condition.

The Company recorded $11.5 million as a net reduction in accrued compensation on the statement of financial condition for the amounts paid to employees.

6. Retirement Saving Plan

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Savings Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, an employee needs to be an active employee as of December 31, 2017 with at least three months' service. The plan is managed by Instinet Group, LLC ("IGLLC"), a wholly owned subsidiary of IHI, and the related cost is allocated to the Company based on headcount (refer to Note 7 - *related-party transactions*).

7. Related-Party Transactions

At March 31, 2018, balances with related parties are included in the following statement of financial condition captions:

7. Related-Party Transactions (Continued)

Assets

Transaction fees and other receivables, net	$	1,117
Receivable from affiliates		7,015
Receivable from customers		63

Liabilities

Accounts Payable	$	160
Payable to affiliates		19,989

Cross Border and Profit Sharing

Instinet is a party to a cross border agreement and a profit sharing agreement with IHI and its affiliates. The cross border agreement requires each affiliate to record revenue and associated expenses (brokerage, clearing and exchange costs and soft dollar expenses) for all securities cleared and settled by each affiliate. The global profit sharing agreement provides for a routine return on non-revenue driving expenses along with a sharing of the global residual profit allocated based on the revenue drivers (customer relationships and technology). The methods are believed to be compliant with the relevant tax rules in all jurisdictions in which the Company does business.

As of March 31, 2018, the Company recorded $2.2 million in receivable from affiliates and $8.4 million in payable to affiliates on the statement of financial condition. The Company settles these monthly.

Operational and Administrative Agreements

IGLLC provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of interest income, plus 5%.

IGLLC also manages employees' benefit, facilities and IT support for IHI and its US affiliates and allocates related expenses to the Company based on headcount.

At March 31, 2018, payable related to the services totaled $3.5 million. The Company settles these monthly.

Pursuant to various service fee arrangements, the Company provides and receives services to and from NHI's non-Instinet affiliates. Services include legal and compliance, human resources, and technology. Receivable from affiliates as of March 31, 2018 includes $1.0 million payable to non-Instinet affiliates for the above services. The Company settles these periodically.

7. Related-Party Transactions (Continued)

Additionally, the Company reimburses or is reimbursed by IHI for direct expenses paid by or credited to IHI on behalf of the Company. Receivable from affiliates as of March 31, 2018 includes $2.8 million due from IHI. The Company settles these as needed.

Financing activities

On April 1, 2014, Instinet, LLC entered into a $350 million revolving credit facility agreement with IGLLC. The agreement automatically renews for an additional year subject to a written notice of termination from either party. As of March 31, 2018, the Company had an outstanding borrowing of $2.8 million under this agreement recorded in payable to affiliates with an effective interest rate of 5.63%.

Execution Services

The Company earns revenue for certain execution services provided to NHI's non-Instinet subsidiaries for trading in U.S. securities. Simultaneously, when NHI's non-Instinet subsidiaries provide liquidity to market centers through Instinet execution, they may also receive credits from the Company.

Transaction fees and other receivables, net on the statement of financial condition as of March 31, 2018 includes $1.1 million due from NHI's non-Instinet subsidiaries.

In the event that trades, executed on behalf of affiliates, fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to customers on the statement of financial condition. At March 31, 2018, receivables related to fails from affiliates totaled $63 thousand.

Commission Sharing

The Company pays commission credits essentially representing an internal commission allocation to NHI's non-Instinet subsidiaries for their involvement in sales efforts related to some of Instinet Pacific Limited ("IPL", a subsidiary of IHI)'s clients trading in US Equities. The liability is recorded as part of the cross border agreement with IHI and affiliates – Refer to *"Cross Border and Profit Sharing"*.

Research Services

The Company earns revenues for certain research services provided to NHI's non-Instinet subsidiaries. Receivable from affiliates as of March 31, 2018 includes $3.0 million receivable from NHI's non-Instinet affiliates for the above services. The Company settles these periodically.

7. Related-Party Transactions (Continued)

Additionally, the Company reimburses NHI's non-Instinet affiliates for research payments from mutual clients received on behalf of the affiliates. Payable to affiliates as of March 31, 2018 includes $1.3 million due to NHI's non-Instinet affiliates. The Company settles these monthly.

8. Commitments and Contingent Liabilities

The Company's business activities are highly regulated in many jurisdictions and subject to frequent regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statement of financial condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The

Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statement of financial condition.

9. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally two business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs and to enter into equity finance transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities.

In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

10. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, IHI, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company pays to or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated federal income tax return, and consolidated or combined state and local income tax returns.

The accrued tax payable of $4.1 million is included in payable to affiliates in the statement of financial condition at March 31, 2018.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has net deferred tax assets of $6.1 million which relate to temporary differences at March 31, 2018 primarily consisting of soft dollar liabilities and compensation based accruals. Management believes that it is more likely than not that the deferred tax assets will be realized.

10. Income Taxes (Continued)

On December 22, 2017, SAB 118 was issued to address the application of US GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act.

The Act permanently reduces the maximum corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017. Fiscal year-end companies need to determine the appropriate blended rate to apply based on their year ends. Therefore, the Company's U.S. blended rate is 31.50% for fiscal year end March 31, 2018.

The change in tax rate resulted in a decrease to the effective tax rate as follows:

Fiscal Year ended	US Tax Rate	Decrease from Prior Year
March 31, 2017	35.00%	
March 31, 2018	31.50%	3.50%
March 31, 2019	21.00%	10.50%

The Company had net deferred tax assets as of March 31, 2018. The lower corporate income tax rate means the future benefits of existing deferred tax assets need to be computed at the new tax rate, which results in lower deferred tax assets.

The Company has carefully considered other aspects of the Act and determined that they are either immaterial or have no effect on the Company's statement of financial condition. In accordance with SAB 118, any necessary subsequent adjustments will be recorded in the fiscal year ending March 31, 2019.

The Company is currently undergoing a routine federal audit by the Internal Revenue Service ("IRS") for the fiscal years ended March 31, 2014 and March 31, 2015. The IRS has not proposed any adjustments as of the date of this report. The tax years ended March 31, 2016 and March 31, 2017 are open under the normal statute of limitations.

Additionally, the Company is currently under routine audits by various state and local tax jurisdictions for the tax years ended March, 31, 2011 through March 31, 2014. The various state and local tax jurisdictions have not proposed any adjustments as of the date of this report. Waivers to extend the statute of limitation have been executed with a certain tax jurisdiction for the tax years ended March 31, 2011 through March 31, 2015. The years ended March 31, 2013 through March 31, 2017 are open under the normal statute of limitations.

As stated in the Significant Accounting Policies in footnote 2, the Company did not identify any unrecognized tax positions and/or related interest and penalties that should be recorded. Additionally, as of the date of this report, the Company does not believe that the tax audits will result in a significant decrease in unrecognized benefits. The Company does not believe that it is

10. Income Taxes (Continued)

reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

11. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of March 31, 2018, the Company had no financial instruments carried at fair value on a recurring basis, except for the derivatives described in Note 2, which are classified as Level II in the fair value hierarchy.

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include cash and cash equivalents, securities borrowed, other assets and securities loaned. Other

11. Fair Value of Financial Instruments (Continued)

assets included in the table below primarily relate to a membership in DTCC. The fair value of DTCC is estimated using the stock price valuation provided by the issuer.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which were carried on a basis other than fair value within the statement of financial condition as of March 31, 2018.

In $ thousand	Carrying Value	Fair Value	Fair Value of Level I	Fair Value of Level II	Fair Value of Level III
Assets					
Cash and cash equivalents	$ 8,140	$ 8,140	$ 8,140	$ -	$ -
Securities borrowed	117,992	117,992	-	117,992	-
Other assets	7,344	10,818	-	-	10,818
Liabilities					
Securities loaned	$ 36,250	$ 36,250	$ -	$ 36,250	$ -

12. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1 million, 2% of aggregate debit items arising from customer transactions, or the CFTC minimum required further discussed below.

At March 31, 2018, the Company had regulatory net capital of $140.5 million which was $135.6 million in excess of its required net capital of $4.9 million. The Company's ratio of net capital to aggregate debit items was 57.22%.

Additionally, under Rule 15c3-3, the Company had cash on deposit of $5.0 million in the special reserve bank account for the exclusive benefit of customers, with no additional required deposit at March 31, 2018. The Company was not required to deposit in or withdraw from the special reserve bank account for the calculation performed as of March 31, 2018. The cash on deposit remains at $5.0 million. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not require any such notification during the year ended March 31, 2018.

Instinet is also registered as an introducing broker with the CFTC and introduces all its commodity futures activity to an affiliate who executes and facilitates clearing of the

12. Regulatory Requirements (Continued)

transactions. The Company is subject to the greater of the following when determining its minimum net capital requirement under CFTC rules:

- $45 thousand minimum net capital required as a CFTC introducing broker;

- the amount of adjusted net capital required by a futures association of which it is a member;

- the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

At March 31, 2018, the Company had a $4.9 million minimum capital requirement with the CFTC driven by its minimum requirement under the Securities Exchange Act ("SEA") rule 15c3-1.

13. Subsequent Events

The Company has evaluated subsequent events through May 24, 2018 the date as of which the statement of financial condition is available to be issued and has concluded that no additional disclosure is required.